

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 6, 2006

Mr. James N. Fairbairn
Chief Financial Officer
Quincy Energy Corp.
309 Center Street
Hancock, MI 49930

> **Re: Quincy Energy Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2005**
> **Filed August 12, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2005**
> **and October 31, 2005**
> **Filed September 14, 2005 and December 15, 2005**
> **File No. 0-31501**

Dear Mr. Fairbairn:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Fiscal Year Ended April 30, 2005</u>

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note the audit report does not opine on the results of operations, cash flows or statement of stockholders' equity and the related accumulated amounts as of April 30, 2004. Please provide the audit reports for the fiscal year 2004 and for the accumulated amounts for the inception to date period ended April 30, 2004.

2.   We note that your auditors' report was signed by an audit firm based in Mississauga, Ontario, Canada. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website.

        Please tell us how you concluded it is appropriate to have an audit report issued by an auditor licensed outside of the United States and whether or not you plan to continue to use an auditor licensed outside of the United States in future periods.

Financial Statements, pages F-3, F-4 and F-5

3.   We note that the net loss and accumulated deficit reported in the statement of changes in stockholders' equity does not agree to the net loss on the statement of operations or the accumulated deficit on the balance sheet, respectively. Please revise accordingly.

Note 3 – Reclamation Bonds, page F-10

4.   We note your disclosure regarding reclamation bonds. Tell us whether or not you have an asset retirement obligation , as defined in Statement of Financial Accounting Standards Number 143, to be recorded and disclosed and the reasons for your conclusion.

Exhibits 31.1 and 31.2, page 21

5.   We note that the wording of your certifications does not conform to the requirements as specified in Financial Release 33-8238. Please provide the correctly worded certifications.

Form 10-QSB for the Fiscal Quarters ended July 31 and October 31, 2005

Item 6 – Exhibits, page 23 and page 24, respectively

6.   Please file all of the required exhibits as part of your amended Forms 10-QSB/A
        for fiscal 2005, or incorporate such documents by reference as appropriate. Such
        exhibits are required and defined in Regulation S-B Item 601(a) and (b). In
        particular, provide as an exhibit or incorporate by reference the articles of
        incorporation, corporate bylaws and any material contracts.

Exhibits 31.1 and 31.2, page 21

7.   We note that the wording of your certifications does not conform to the
        requirements as specified in Financial Release 33-8238. Please provide the
        correctly worded certifications.

Form 10-QSB for the Fiscal Quarter ended October 31, 2005

Consolidated Statements of Cash Flows, page F-6

8.   Remove the statement of cash flows for the three months ended October 31, 2005
        and 2004.

Engineering Comments

General

9.   For the property(s), provide the disclosures required by Industry Guide 7 (b). In
        particular, provide:

        •   Any conditions that must be met in order to obtain or retain title to the
            property(s).
        •   A description of any work completed on the property(s) and its' present
            condition.
        •   The details as to modernization and physical condition of the plant and
            equipment, including subsurface improvements and equipment.
        •   Provide a description of equipment and other infrastructure facilities.
        •   The current state of exploration of the property(s).
        •   The total cost the property(s) has incurred to date and planned future
            costs.
        •   The source of power and water that can be utilized at the property(s).
        •   If applicable, provide a clear statement that the property(s) is without
            known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the SEC website.

10.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," "resources." If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language, including the bolding and indenting:

> **Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form   , File No.   , which may be secured from us, or from the SEC's website.**

11.   Due to the cyclical nature of gold and uranium oxide market prices, please include a chart or graph depicting the annual price history of gold and uranium oxide since 1960.

12.   Expand the disclosure concerning the exploration plans for the properties.
- Disclose a brief geological justification for each of the exploration projects written in non-technical language.
- Provide a breakdown for each prospect of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc.
- If there is a phased program planned, briefly outline all phases.
- Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
- Disclose how the exploration program will be funded.
- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

13.   We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Hansen Property - History, page 3

14.   You disclose the 49 % ownership of the Hansen project by NZ Uranium LLC,
      however the remaining 51% is not disclosed. For each property disclose:
      - The full nature of the company's ownership or interest in the property.
      - Any other underlying agreements or interests in the property.
      - Indicate whether the mining claims are State or Federal mining claims or
        leases.
      - Provide names, claim, or grant number, date of recording and expiration
        date, so the claims can be distinguished from other claims in the area.
      - Disclose the conditions that must be met to keep these claims.
      - Disclose the area of the claims, either in hectares or acres.

      Revise to fully discuss the material terms of the land or mineral rights securing
      agreements. Refer to paragraph (b) (2) of Industry Guide 7.

15.   The land ownership for the Hanson property is not disclosed. Disclose the federal
      or state ownership of the claims or leases, identify patented mining claims or
      other fee simple properties. These lands may also require permits from the U.S
      Forest Service, National Park Service, or Bureau of Land Management prior to
      initiating exploration activities, please disclose permit and reclamation bonding
      requirements for all properties and identify the appropriate governing agency.

Hansen Property - Geology and Mineralization, page 3

16.   The third paragraph of this section refers to the numerous historical resource
      estimates for this property. Only proven or probable reserves may be disclosed in
      SEC filing as stated in Industry Guide 7. Please remove all resource estimates
      (historical or otherwise), including quantities, grades, and contained minerals
      from the filing.

Aurora Property - History, page 10

17.   It is the staff's position that prior to declaring reserves, the company should have
      obtained a "final" or "bankable" feasibility study, and employed the historic
      three-year average price for the economic analysis. In addition, the company
      should have submitted all necessary permits and authorizations, including
      environmental, to governmental authorities. Please revise the filing accordingly.

Silver Bow Property - History, page 22

18.   Describe only geology, history, or exploration results that are directly related to the properties that the company has the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of the company's properties. You should focus the disclosure on the company's properties. Please revise the filing accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, or April Sifford, Branch Chief, at (202) 551- 3684 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director